April 28, 2025

Louis Gerken
Chief Executive Officer
FIGX Capital Acquisition Corp.
428 Greenwood Beach Road
Tiburon, CA 94920

       Re: FIGX Capital Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted April 1, 2025
           CIK No. 0002059033
Dear Louis Gerken:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted April 1, 2025
Summary, page 1

1. Please discuss the role of your senior advisors, including whether they will receive any compensation for their services in this offering or in connection with the business combination.
The Offering, page 25

2. You disclose on page 29 and elsewhere in your prospectus that if you increase or decrease the size of your offering, you will effect a share capitalization to maintain ownership of the founder shares at 20.5% of all issued and outstanding shares. Please revise your prospectus to disclose the additional issuance of ordinary shares upon a
 April 28, 2025
Page 2


       change in the size of the offering and discuss the extent to which such issuances may result in material dilution to shareholders. Refer to Items 1602(a)(3) and 1602(b)(6) of
       Regulation S-K.
Risk Factors, page 55

3. We note your disclosure on page 124 that your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placements units, or any other securities at any time. Please add risk factor disclosure regarding the fact that your sponsor may remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer founder shares or otherwise.
Management, page 151

4. Please revise your disclosure regarding each of your directors to include a statement regarding the specific experience, qualifications, attributes, or skills that led to the conclusion that the individual should serve as a director. In addition, revise your disclosure to ensure that each title held by your managers is clear to investors. In this regard, we note specific references to BoD and CoB that are never defined. Refer to
       Item 401 of Regulation S-K.
       Please contact Frank Knapp at 202-551-3805 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Lijia Sanchez